Exhibit 4.41

Private & Confidential

7 September 2007

Mr I D Cockerill 3 Prunus Little Fillan Morningside Gardens SANDTON 2057

GFL Mining Services

Limited (formerly Gold Fields Limited)

Reg. No 1997/019961/06

24 St Andrews Road

Parktown, 2193

Postnet Suite 252

Private Bag x 30500

Houghton, 2041

Tel: 011: 644-2400

Tel direct: 644-2536

Fax: 011: 484-7989

www.goldfields.co.za

Dear Mr Cockerill

LETTER OF APPOINTMENT

GFL Mining Services Limited (“the Company”) confirms your appointment by it on the following terms and conditions:

1.	RECORDAL

1.1.	You commenced employment with the Company on 1 October 1999. With effect from 1 July 2002, you were appointed President and Chief Executive Officer of Gold Fields Limited (“GFL”) and Chairman of the Board of Directors of the Company which is a wholly owned subsidiary of GFL. Notwithstanding the aforementioned, you hereby agree that you shall not receive any remuneration or benefits from GFL for providing your services as President and Chief Executive Officer thereof.

1.2.	It is recorded that contemporaneously with your employment with the Company, you are also employed by and provide services to other offshore entities in the Gold Fields Group (“the Group”), currently Orogen Holdings BVI Limited (“Orogen”) and Gold Fields Ghana Holdings Limited (“Ghana”) (collectively referred to as “the Offshore Companies”).

Directors: I D Cockerill*, N J Holland*, D Roets *British

Company Secretary: C Farrel

1.3.	In terms of an agreement between the Company and the Offshore Companies, it has been agreed that you will provide services to the Company for the number of days set out in Annexure A over the period set out in Annexure A. Annexure A shall be amended effective 1 January each year to set out the number of days that you will provide services to the Company in the following twelve month period.

1.4.	The Parties hereby wish to record the employment terms that were verbally agreed upon by them in February 2007. These terms are recorded below and are effective, as agreed, from 1 March 2007.

2.	DUTIES

2.1.	Subject to clause 1.2 above, you shall devote the whole of your time and attention, other than de minimis amounts of time devoted by you to the management of your personal affairs or to engaging in charitable or community services, during the Company’s ordinary business hours, and such reasonable amount of additional time as may be necessary, having regard to the exigencies of business from time to time, to directing and managing the business and affairs of the Group and shall in particular take charge of and superintend the business carried on by the Group, to supervise the work of and engage and dismiss executives of the Group and to see to the due performance of their duties.

2.2.	The only services you will in terms of this agreement be required to render to offshore subsidiaries in the Group, will be those services known as ‘shareholder functions’ in the transfer pricing context, namely those functions which are performed for the benefit of Gold Fields Limited (“GFL”), for GFL to protect its investment in its subsidiaries. All other services (referred to as ‘intra-group’ services) you may be required to render to offshore subsidiaries of the Group, will be in terms of your employment agreements with the Offshore Companies.

2.3.	You shall not, during your employment by the Company, be engaged either directly or indirectly, and whether as principal, agent, shareholder, or in any other manner whatsoever, in any other form of business without the previous written consent of the Board of GFL (“the Board”).

2.4.	You shall comply with the directions of the Board and carry out such functions and duties as are from time to time assigned to you and are consistent with your office and use your utmost endeavours to protect and promote the business and interests of the Group and to preserve its reputation and goodwill.

2.5.	You shall not, during your employment by the Company or thereafter, regardless of the reason for termination of your employment, use for your own benefit or for the benefit of any other person or divulge or communicate to any person or persons, except to those officials of the Group whose province it is to know the same, any of the Group’s secrets or any other confidential information which you may receive or obtain in relation to the Group’s affairs or those of their customers, associates and suppliers.

2.6.	You may be required to take up office with other companies and bodies which you will be required to serve diligently, with any fees or other remuneration receivable by you in such capacity as a nominee of the Group required to be paid to the appropriate Group company, unless otherwise agreed by the Board.

2.7.	You shall undertake such reasonable and necessary travel as may be required for purposes of carrying out your duties, it being recorded that the Company may from time to time require your spouse to accompany you when you are obliged to conduct business away from your normal place of work.

2.8.	You shall submit to the Board, or to any person nominated by it, such information and reports as may be required of you in connection with the performance of your duties and the business of the Group.

2.9.	You shall generally discharge the fiduciary duties incumbent upon you in your aforesaid position and which may in law be applicable after you vacate that position.

2.10.	You shall, given the international nature of the Group, make yourself available at all times to attend to the business of the Group and, to this end, ensure that you have suitable facilities at your residence to attend to business outside ordinary office hours.

3.	REMUNERATION AND OTHER BENEFITS

3.1.	As remuneration for your services, the Company will pay you an annual total cost to company Remuneration Package as set out in Annexure A (the “Remuneration Package”), one twelfth of which shall be paid each month (“monthly Remuneration Package”). The Company, where required, shall deduct tax and other lawful deductions.

3.2.	Your Remuneration Package will consist of a mix of cash and benefits as agreed to between you and the Company in advance. The cash amount shall be paid, directly into your bank account (being any bank account in the Republic of South Africa that you may nominate from time to time) and monthly in arrears on or before the last day of each month.

3.3.	Your Remuneration Package is subject to annual review (but not reduction) on or before 1 January of each year by the Compensation Committee.

3.4.	The benefit portion of your Remuneration Package will accrue as determined by the provisions and policies applicable to the benefits elected by you from time to time.

3.5.	You shall be entitled to participate in the annual GF Bonus Incentive Scheme, subject to the rules applicable thereto from time to time. In respect of each financial year, you shall be eligible to earn a bonus from the Company that equates to 50% (fifty percent) of your Remuneration Package in effect at the end of the applicable financial year, provided applicable performance or other targets approved by the Board for that financial year are achieved. These targets will generally be adopted, after reasonable consultation with you, by no later than 60 (sixty) days following the start of a particular financial year.

3.6.	If the targets contemplated in clause 3.5 above are:

3.6.1.	achieved, you shall be paid a bonus that equates to 50% (fifty per cent) of your Remuneration Package;

3.6.2.	exceeded, you may in addition to the bonus contemplated in clause 3.6.1 above, at the sole and absolute discretion of the Compensation Committee, be paid an additional bonus of up to a further 50% (fifty per cent) of your Remuneration Package; and/or

3.6.3.	not achieved, you may, nonetheless, be paid a bonus at the sole and absolute discretion of the Compensation Committee.

3.7.	Any amount due to you determined in accordance with clause 3.5 will be paid to you within 60 (sixty) days following the end of that financial year, less tax and other lawful deductions.

3.8.	It is recorded that you are a Participant in the GF Management Incentive Scheme (“the Scheme”), in respect of which no further allocations shall be made, and The Gold Fields Limited 2005 Share Plan (“the Plan”). Your participation in the Scheme and the Plan shall, at all times, be in accordance with the provisions of the Scheme and/or the Plan and the decisions of the Compensation Committee in terms of such provisions, which decisions shall be final and binding on you.

3.9.	The Company shall refund to you in Rands the out-of-pocket expenses incurred by you on behalf of the Company which are substantiated by vouchers and which have been approved by the Company or are incurred in accordance with principles determined by it from time to time.

3.10.	You shall join the Company’s currently nominated Medical Scheme or any other medical scheme nominated by the Company from time to time, subject to the rules thereof. The Company shall pay the monthly contributions to the Medical Scheme, monthly in arrears, the costs of which form part of your Remuneration Package. Upon termination of employment for any reason, including retirement, you may, subject to the rules of the applicable medical scheme at the time, be eligible to remain a member of such medical scheme, provided that the Company shall have no obligation to make any payment of contributions to such medical scheme following such termination of employment.

3.11.	You shall become a member of the Gold Fields Limited Corporate Retirement Fund or any other such fund nominated by the Company from time to time, subject to the rules thereof. The Company shall pay the monthly contributions to the said Retirement Fund, monthly in arrears, the costs of which form part of your Remuneration Package.

3.12.	You are required to use your personal motor vehicle for the purposes of the Company in performing your duties and will be reimbursed for such use in accordance with the Company’s vehicle policy as amended from time to time.

3.13.	As you are regarded as a key man in Company and exposed to exceptional personal risks, the Company may require additional permanent or temporary security arrangements to be made in regard to your safety and the safety of your immediate family. The costs of the provision of such additional security arrangements shall be borne by the Company.

4.	ANNUAL LEAVE

4.1.	You shall be entitled to a number of working days paid leave (“the Leave Entitlement”) on full pay in respect of each twelve-month cycle of employment with the Company, as set out in Annexure A, to be taken at such time or times as mutually agreed to by the Board and in accordance with the Company’s leave policy applicable from time to time.

4.2.	The monthly leave entitlement that will accrue to you with respect to the Company for the applicable period is set out in Annexure A.

5.	NON-SOLICITATION

5.1.	You hereby undertake that neither you nor any company, close corporation, firm, undertaking or concern in which you are directly or indirectly interested or employed, will for a period of 24 (twenty four) months after the termination of your employment with the Company for any reason and whether for reward or not, directly or indirectly:

5.1.1.	encourage or entice or incite or persuade or induce any employee of the Group, who is employed by the Group as at the date your employment with the Company terminates, to terminate his or her employment by it; or

5.1.2.	furnish any information or advice to any employee to whom clause 5.1.1 applies or to any prospective employer of such employee or use any other means which is directly or indirectly designed, or in the ordinary course of events calculated, to result in any such employee terminating his or her employment by the Group and/or becoming employed by or directly or indirectly in any way interested in or associated with any other company, close corporation, firm, undertaking or concern.

6.	INVENTIONS, DISCOVERIES AND COPYRIGHT

6.1.	Any discovery or invention or secret process or improvement in procedure made or discovered by you in the course and scope of your employment by the Company, in connection with or in any way affecting or relating to the business of the Group or capable of being used or adapted for use by the Group or in connection with their businesses shall be disclosed to the Company and shall belong to and be the absolute property of the Company or any other company or entity nominated by it.

6.2.	You shall, if and when required by the Company, apply or join with the Company at its expense in applying for Letters Patent or other equivalent protection in the Republic of South Africa or in any other part of the world for such discovery, invention, process or improvement and shall at the Company’s expense execute all instruments and do all things necessary for vesting the said Letters Patent or other equivalent protection in the name of the Company as sole beneficial owner or in the name of such other person as the Company may nominate.

6.3.	Insofar as may be necessary, you assign to the Company the copyright in all present and future works eligible for copyright of which you may be the author, which works were or are created, compiled, devised or brought into being during the course and scope of your employment with the Company. No consideration will be paid by the Company to you in respect of this assignment.

6.4.	All reports, manuals, budgets, indices, research papers, letters or other similar documents (the nature of which is not limited by the specific reference to the a foregoing items and which include electronic versions thereof) which are created, compiled or devised or brought into being by you or come into your possession during the course and scope of your employment, and all copies thereof, shall be the property of the Company. Upon the date of termination of your employment, or earlier if required by the Company, such documents and all copies shall be returned to the Company.

6.5.	On termination of this agreement, you shall deliver to the Company all property in your possession or under your control belonging to the Group.

7.	NOTICE OF TERMINATION

7.1.	Your employment shall continue for an indefinite period subject to you being able to terminate the employment relationship by furnishing the Board with 6 (six) calendar months written notice or the Board furnishing you with 6 (six) calendar months written notice thereof. The Company may elect to pay you in lieu of notice. The a foregoing shall not derogate from the entitlement of either party to terminate this agreement summarily on grounds permitted in law.

7.2.	Your employment contemplated herein shall terminate ipso facto upon you reaching the retirement age of 63 (sixty-three) years.

8.	CHANGE OF CONTROL

8.1.	Notwithstanding clause 7, if, at any time before the termination of your employment pursuant to this agreement a change of control of GFL shall occur and your employment pursuant to this agreement is terminated by the Company, directly or constructively, within 12 (twelve) months of the effective date of such change of control, you shall be entitled to a lump sum compensatory payment equal to twice your then annual Remuneration Package, plus the average of the incentive bonuses paid by the Company to you during the previous 2 (two) completed financial years, together with any other payments and/or benefits then due and payable in terms of this agreement. The agreed amounts referred to in the preceding sentence shall cover any compensation or damages you may be entitled to in terms of the Labour Relations Act, 1995, the Basic Conditions of Employment Act, 1997, and any other law (including common law) governing employment or the termination of employment. You shall be entitled for a period of 2 (two) years after the date of termination of your employment, subject to the relevant rules of the GF Management Incentive Scheme then in force, to retain and to exercise all share options allocated to you in terms of that Scheme including those which may not have vested at the date of such termination. Entitlements to Awards and Allocations in terms of The Gold Fields 2005 Share Plan shall be accelerated and on the date of such termination of employment you shall be Settled with the full number of SARS and PVRS previously Allocated and Awarded to you in accordance with the provisions of that Plan and, in the case of SARS, you shall have, subject to the relevant rules of that Plan then in force, a period of 1 (one) year after the date of termination of your employment, to retain and to exercise all SARS Allocated to you in terms of that Plan. You shall furthermore be entitled to receive the Bonus Incentive earned in terms of clause 3.6 to notwithstanding that the financial year concerned may not have been concluded on the basis that the bonus targets shall be deemed to have been achieved.

8.2.	For the purposes of this clause 8, a change of control of GFL shall mean a transaction or series of transactions, whereby directly or indirectly, any company, person or other entity and its concert parties (as envisaged, from time to time, in the Securities Regulation Code on Take-Overs and Mergers) comes to beneficially hold in aggregate more than 30% (thirty per cent) of the ordinary issued share capital of GFL.

8.3.	In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, and your services are terminated by the Company, directly or constructively, within 12 (twelve) months of the effective date of such consummation, the provisions of 8.1 shall apply.

8.4.	You shall not be entitled to the benefits set out in 8.1 should your services be terminated as the result of your dismissal on the grounds of proven fraud, theft, misappropriation of property or funds, or a related disciplinary offence involving gross dishonesty.

9.	DIRECTORS’ AND OFFICERS’ INSURANCE

The Company hereby indemnifies you to the full extent permitted by the provisions of section 247(2) of the Companies Act, 1973, as amended, and in addition undertakes to take out and maintain at its cost and for your benefit, such standard Directors’ and Officers’ Insurance as may be recommended by the Company’s insurance brokers, from time to time, and for such reasonable level of cover having regard to all the circumstances as may be determined by the Board, from time to time.

10.	TAXATION

None of the provisions of this agreement shall impose any obligation on the Company to make any tax payment in your favour and you shall be required to bear and pay all monies for which you may be liable in respect of income tax or any other tax.

11.	APPLICABLE LAWS AND DISPUTE RESOLUTION

11.1.	This agreement will be interpreted and applied in accordance with the laws of the Republic of South Africa.

11.2.	Any dispute between the parties in regard to any matter arising from this agreement and your employment relationship with the Company, shall first be referred to the Compensation Committee for resolution, failing which it shall be referred to a sub-committee of the Board comprising the majority of the Non-executive members of the Board. Should such body not be able to resolve the dispute, the dispute shall be finally resolved by arbitration conducted in accordance with the appropriate rules of the Arbitration Foundation of South Africa, by an arbitrator agreed to between the parties or, failing such agreement, appointment by that Foundation.

12.	DOMICILIUM CITANDI ET EXECUTANDI

The parties choose as their domicilium citandi et executandi for all purposes under this agreement the following addresses:

12.1.	The Company:

24 St Andrews Road

Parktown

JOHANNESBURG

12.2.	Mr I D Cockerill:

3 Prunus

Little Fillan

Morningside Gardens

SANDTON

2057

13.	GENERAL

13.1.	In the event that your services are terminated for any reason whatsoever, the Company may deduct all amounts owing to the Company from any amounts due to you by the Company on the date your employment terminates.

13.2.	Subject to 1.2, this agreement, read with any applicable written policies, procedures, regulations or the like of the Company, including the Company’s Corporate Office Staff Booklet, constitutes the whole agreement between the parties in respect of your employment by the Company. In the event of any conflict between such written policies, procedures, regulations or the like and this agreement, the terms of this agreement shall prevail.

13.3.	No relaxation or indulgence which the Company may show to you shall in any way prejudice or be deemed to be a waiver of its rights under this agreement.

13.4.	The parties record that the provisions of this agreement correctly reflect their intentions.

14.	RESIGNATION

On the date your employment with the Company terminates, you shall ipso facto be deemed on that date to have resigned as a director or officer of GFL, the Company and/or any other company or body in which you hold office by virtue of your employment by the Company, in which event you hereby irrevocably appoint the then secretary of the Company as your agent in rem suam to sign all such documents and to do all such acts as may be necessary to effect and implement such resignations.

For and on behalf of GFL MINING SERVICES LIMITED	I hereby accept the terms and conditions of employment as set out in this letter of appointment.

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Mr ID Cockerill

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Date

ANNEXURE A

Mr I D Cockerill

This Annexure is to be read in conjunction with the specified clauses in the Letter of Appointment.

This Annexure is to be updated effective 1 January each year, and at any other time when the applicable details are reviewed.

This Annexure is effective 1 March 2007.

1.	In terms of Clause 1.3, the Executive shall perform services to the Company for 177 working days for the period 1 January 2007 to 31 December 2007.

2.	In terms of Clause 3.1, the Remuneration Package is R 4,055,000 with effect from 1 March 2007.

3.	In terms of Clause 4.1, the Leave Entitlement is calculated as 177/227 * 24 = 18.72 days, where:

177	represents the annual number of contracted working days

227	represents the number of working days in the period 1 January 2007 to 31 December 2007

24	represents the total leave entitlement for a full calendar year, inclusive of all leave entitlements arising out of your contracts with the South African Employer and the Offshore Companies.

Annual leave shall accrue on a monthly basis at the rate of 1.56 working days per month.

For and on behalf of GFL MINING SERVICES LIMITED	I hereby accept the terms of this Annexure A, effective 1 March 2007.

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Date
Mr ID Cockerill

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Date